                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                             No.       X
                 -------------                   -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on October 30, 2003
published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's third quarterly report of 2003.
A copy of the English announcement is included in this Form 6-K of the Company.




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The Stock Exchange of Hong Kong takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.



               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                         THIRD QUARTERLY REPORT OF 2003

   SUMMARY

   The unaudited financial statements of the Company for the third quarter of 2003 were prepared in accordance with the PRC GAAP.

   This announcement is made by the Company pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Exchange.

1.   IMPORTANT NOTICE

     This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

     The Directors of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accepts full responsibility as to the truthfulness, accuracy and completeness of the content herein.

     The third quarterly report of the Company for the year 2003 (the "Third Quarterly Report") was prepared in accordance with the relevant rules and regulations of the China Securities Regulatory Commission.

     The unaudited financial statements of the Company for the third quarter of 2003 were prepared in accordance with the PRC GAAP.

     Mr. Yan Zhi Qing (Chairman), Mr. Wang Chang Shun (President), Mr. Xu Jie Bo (Chief Financial Officer) and Mr. Xiao Li Xin (General Manager of Finance Department) of the Company, warrant that the Third Quarterly Report is true and complete.

2.   BASIC PARTICULARS OF THE COMPANY

     2.1  BASIC INFORMATION OF THE COMPANY

          Company Secretary:           Su Liang
          Securities Representative:   Lei Bin
          Correspondence Address:      Baiyun International Airport, Guangzhou,
                                       the People's Republic of China
          Telephone:                   020-86124737
          Facsimile:                   020-86659040
          e-mail address:              ir.cz@cs-air.com

     2.2  FINANCIAL INFORMATION

          2.2.1   Major Accounting Data and Financial Indices


                                              AS AT                      AS AT
                                          30 SEPTEMBER                31 DECEMBER
                                              2003                        2003                   CHANGE
                                          ------------                -----------                ------
                                                                                                    (%)
Total assets (RMB'000)                      38,895,562                 37,470,113                   3.8
Shareholders' equity (excluding
  minority interests) (RMB'000)             10,752,425                  8,894,594                  20.9
Net assets per share (RMB)                        2.46                       2.64                  -6.8
Adjusted net assets per share (RMB)               2.41                       2.58                  -6.6



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
                                                  FOR THE
                                                PERIOD FROM                   FOR THE
                                               1 JULY 2003 TO              PERIOD ENDED
                                               30  SEPTEMBER               30 SEPTEMBER
                                                    2003                       2003
                                               --------------              ------------
Net cash inflow from operating
  activities (RMB'000)                              1,497,399               3,017,964
Earnings per share (RMB)                                 0.09                   -0.18
Return on net assets                                    3.55%                  -7.28%
Return on net assets after
  extraordinary gains and losses                        3.59%                  -7.08%





EXTRAORDINARY GAINS AND LOSSES                                   AMOUNT
                                                               ---------
                                                               (RMB'000)
Non-operating income
  Net gain on disposal of fixed assets                             1,020
  Others                                                           5,798
Non-operating expenses
  Net loss on disposal of fixed assets                           -20,994
  Others                                                         -17,681
Taxation effect of non-operating income                           -2,250
Taxation effect of non-operating expenses                         12,763
Total                                                            -21,344

          2.2.2   Profit and Loss Account

                                              CONSOLIDATED                    THE COMPANY
                                         ------------------------      -------------------------
                                            JULY-        JANUARY-         JULY-          JANUARY-
                                         SEPTEMBER,     SEPTEMBER,      SEPTEMBER,      SEPTEMBER,
                                            2003           2003            2003            2003
                                         ----------     ----------      ----------      ----------
                                           RMB'000       RMB'000          RMB'000         RMB'000
REVENUE FROM PRINCIPAL OPERATIONS         4,992,022     11,965,102      3,367,037        8,213,798
  Less: Transfer to CAAC Infrastructure
          Development Fund                        -        250,788              -          167,942

NET REVENUE FROM PRINCIPAL OPERATIONS     4,992,022     11,714,314      3,367,037        8,045,856
  Less: Operating costs of
          principal operations            3,427,771     10,208,129      2,305,797        7,267,705
        Business taxes and surcharges        14,216        203,518         12,578          140,178

PROFIT FROM PRINCIPAL OPERATIONS          1,550,035      1,302,667      1,048,662          637,973
  Add:  Profit from other operations        132,566        220,509         98,060          205,285
  Less: Selling expenses                    436,369      1,081,544        332,261          802,825
        General and administration
          expenses                          210,222        710,386        171,359          475,730
        Financial expenses                  360,072        814,153        338,400          746,003

OPERATING PROFIT                            675,938     -1,082,907        304,702       -1,181,300
  Add:  Investment income                    52,145         40,343        291,381           65,232
        Non-operating income                  2,141          6,818          1,949            4,559
  Less: Non-operating expense                 8,442         38,675          5,668            7,459

PROFIT BEFORE INCOME TAX                    721,782     -1,074,421        592,364       -1,118,968
  Less: Income tax                          222,731       -321,758        210,548         -336,027

PROFIT AFTER INCOME TAX                     499,051       -752,633        381,816         -782,941
  Minority interests                        117,235         30,278              -                -

NET PROFIT                                  381,816       -782,941        381,816         -782,941


Note: This is the first quarterly report announced by the Company. Therefore no comparative figures for the corresponding period of last year are available.

     2.3 As at the end of the reporting period, the Company had a total number of 216,914 shareholders, of whom 214,162 were holders of A shares and 2,752 were holders of H shares.

3.   MANAGEMENT DISCUSSION AND ANALYSIS

     3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

          For the third quarter of 2003, the Company's total traffic volume was 1,008.2 million tonne kilometers, representing a growth of 8.1% over the corresponding period last year. Passenger carried was 6,183,500 million, representing an increase of 11.6% from the same period last year. Cargo and mail traffic amounted to 121,000 tonnes, which represents a fall of 5% over the same period last year. The revenue from principal operations of the Company for the third quarter was RMB4,992 million, and the profit from principal operations and net profit were RMB1,550 million and RMB382 million respectively. During the first three quarters of 2003, the Company accumulated a total traffic volume of 2,432.22 million tonne kilometers, representing a fall of 6.7%. Passenger carried was 13.92 million, which represents a fall of 12.6% compared with the same period last year. Cargo and mail traffic amounted to 320,000 tonnes, down 6.3% compared with the same period last year. The accumulated revenue from principal operations was RMB11,965 million, resulting in a profit from principal operations and net loss of RMB1,303 million and RMB783 million respectively. The airline industry of the People's Republic of China (the "PRC") has experienced resurgence, primarily attributable to the continued growth of the PRC's national economy and the subsiding impact of the outbreak of the severe acute respiratory syndrome ("SARS"). As a consequence, the profitability of the Company's principal operations has gradually returned to normal. Yet, the accumulated operational results of the Company for the first three quarters of 2003 suffered decrease of different degrees compared with the same periods last year, as a result of the negative impact of the outbreak of SARS during the first half of 2003. Accordingly, the Company recorded a net loss for the period.

          3.1.1 Principal operations or products representing more than 10% of the income or profit from the Company's principal operations

                                                                                    OPERATING
                                                               REVENUE FROM          COSTS OF           GROSS
                PRINCIPLE OPERATION                             PRINCIPAL           PRINCIPAL           PROFIT
                (BY BUSINESS OR PRODUCT)                        OPERATIONS          OPERATIONS          MARGIN
                                                               ------------         ----------          ------
                                                                                                        (%)
                Income from transportation
                  (RMB'000)                                     11,965,102          10,208,129           17.21
                Including: connected transactions
                  (RMB'000)                                              -             358,149               -

          3.1.2 Analysis of material changes in the profitability (gross profit margin) of the Company's principal operations for the reporting period as compared with that for the previous reporting period

               During the first half of 2003, the outbreak of SARS led to a significant shrinkage in the passenger transportation operation of the Company. As such, the profitability of the Company's principal operations has dropped relatively substantially as compared to that of the previous years. In the third quarter of 2003, the PRC's airline industry experienced resurgence as a result of the continued growth of the PRC's national economy and the subsiding impact of the outbreak of SARS. As a consequence, the profitability of the Company's principal operations has returned to normal.

     3.2  ANALYSIS OF SIGNIFICANT EVENTS AND THEIR IMPACT AND SOLUTIONS

          1.   Issue and listing of A shares

               Pursuant to the approval of the China Securities Regulatory Commission, the Company issued 1,000,000,000 A shares at an issue price of RMB2.7 per share from 10 to 17 July 2003, raising an aggregate sum of RMB2.7 billion. The issued A shares were listed on the Shanghai Stock Exchange on 25 July 2003. As approved by the Company's shareholders during the relevant shareholders' meeting, the proceeds from the A shares issue will be used to acquire Boeing B737-800 aircraft to replace certain aircraft of which the operating leases are due to expire. Details of the issue and listing of A shares were disclosed by the Company in two press announcements of the Company dated 4 July 2003 and 18 July 2003.

          2.   Acquisition of Airbus A330 aircraft

               On 29 September 2003, the Company entered into the Aircraft Acquisition Agreement with Airbus G.I.E., an independent third party, for the acquisition of four A330 aircraft from Airbus G.I.E. Pursuant to the Aircraft Acquisition Agreement, Airbus G.I.E. will deliver all the four A330 aircraft to the Company by 2005. Details of the acquisition of aircraft transaction were disclosed by the Company in its press announcement dated 8 October 2003.

          3.   US dollars loans

               On 29 September 2003, the Directors of the Company approved two United States ("US") dollars loan agreements entered into between the Company and the Guangdong Branch of Bank of China ("Bank of China"), for an eight-year medium to long term swap loan of US$138,566,854 and a three-year short term foreign currency loan of US$117,127,725.27 respectively. Pursuant to the loan agreements, the Company agreed to pledge three Boeing B737-800 aircraft, numbered B2695, B2696 and B2697 respectively, as security for the medium to long term swap US dollars loan and signed the undertakings for such pledge and for transfer of the relevant insurance rights. Details of the above transaction were disclosed by the Company in its press announcement dated 29 September 2003.

          4.   Ground service joint venture with Beijing Airport

               In order to enhance the quality and competitiveness of the services provided by the Company in Beijing Airport, the Company and Beijing Aviation Ground Services Co., Ltd. have established a joint venture company called China Southern Airlines Capital Airport Services Co. Ltd.. The joint venture company is primarily engaged in providing ground services for the passenger transportation businesses of the Company and its business partners in Termination One of Beijing Airport.

     3.3 FORECAST OF AN ACCUMULATED NET LOSS FOR THE PERIOD FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SIGNIFICANT CHANGES IN PROFITABILITY FOR THE SAID PERIOD AS COMPARED WITH THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR - PROFIT WARNING AND ANALYSIS

          The outbreak of SARS in the first half of 2003 had a significant impact on the PRC airline industry. This negative impact, together with the surge in oil prices due to the Iraq war and the relatively substantial increase in operating costs such as airport levies, contributed to a relatively enlarged loss of the Company for the first half of the year. Investors should be aware that although the operation of the Company has returned to normal level as the adverse effect of SARS subsides, given the relatively substantial loss in the first half of 2003, it is estimated that the accumulated annual net profit of the Company, prepared in accordance with the PRC GAAP, would be at least 50% lower than that for the previous year.

                                                   By order of the Board
                                          CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                                       YAN ZHI QING
                                                         Chairman

Guangzhou, the People's Republic of China
29 October 2003







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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By        /s/   Su Liang
                                            ------------------------------------
                                             Name:  Su Liang
                                             Title: Company Secretary


Date: October 30, 2003